Filed Pursuant to Rule 433
Free Writing Prospectus
Registration Statement No. 333-208621

Final Term Sheet

SL Green Realty Corp.

SL Green Operating Partnership, L.P.

Reckson Operating Partnership, L.P.

$100,000,000

Reopening of 4.50% Senior Notes due 2022

October 26, 2017

Co-Obligors:	SL Green Realty Corp. (the “Company”)
SL Green Operating Partnership, L.P.
Reckson Operating Partnership, L.P.

Security Type:	Senior Unsecured Notes

Principal Amount Offered:	$100,000,000

Single Series:

The Notes are an additional issuance of the Co-Obligor’s 4.50% Notes due 2022 (the “Existing Securities”), and will rank equally in right of payment with and form a single series for all purposes, including without limitation waivers, amendments, consents, redemptions and other offers to purchase and voting, with the Existing Securities

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include, among other things, the repayment of amounts outstanding under its credit facility or other existing indebtedness

Trade Date:	October 26, 2017

Settlement Date:	October 30, 2017 (T+2)

Maturity Date:	December 1, 2022

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2017. Interest will accrue on the Notes from, and including, June 1, 2017

Benchmark Treasury:	1.875% due September 30, 2022

Benchmark Treasury Yield:	99-03 ¼ / 2.068%

Spread to Benchmark Treasury:	+123 bps

Coupon (per annum):	4.500%

Public Offering Price:	105.334%, plus accrued interest from, and including, June 1, 2017 to, but excluding, the Settlement Date (totaling $1,862,500).

Underwriting Discount:	0.600%

Re-Offer Yield:	3.298%

Optional Redemption:	Make-whole call at any time prior to September 1, 2022, at the Treasury Rate plus 45 basis points;

On or after September 1, 2022 (one month prior to the maturity date), the redemption price for the notes will equal 100% of the principal amount of the notes

Day Count Convention:	30/360

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	75625AAD6 / US75625AAD63

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Co-Obligors have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement for this offering, the Co-Obligors’ prospectus in that registration statement and any other documents the Co-Obligors have filed with the SEC for more complete information about the Co-Obligors and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the Co-Obligors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by the Co-Obligors on October 26, 2017 relating to the Co-Obligors’ prospectus dated December 18, 2015.